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                                                                       Exhibit 8

             [Letterhead of Troutman Sanders Mays & Valentine LLP]
                                      , 2001



FNB Corporation        SWVA Bancshares, Inc.
105 Arbor Drive        302 Second Street, S.W.
Christiansburg, Virginia 24068    Roanoke, Virginia 24011

Ladies/Gentlemen:

     We have acted as special counsel to FNB Corporation, a Virginia corporation ("FNB"), in connection with the proposed merger (the "Merger") of SWVA Bancshares, Inc. ("SWVA") with and into FNB upon the terms and conditions set forth in the Agreement and Plan of Merger dated as of August 7, 2000, by and between FNB and SWVA (the "Agreement"). At your request, in connection with the filing of the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the Merger (the "Registration Statement"), we are rendering our opinion concerning certain federal income tax consequences of the Merger.

     For purposes of the opinion set forth below, we have relied, with the consent of FNB and the consent of SWVA, upon the accuracy and completeness of the statements and representations of fact (which statements and representations of fact we have neither investigated nor verified) contained, respectively, in the certificates of the officers of FNB and SWVA, and have assumed that such certificates will be complete and accurate as of the Effective Time. We have also relied upon the accuracy of the Registration Statement and the Proxy Statement/Prospectus included therein (together, the "Proxy Statement"). Any capitalized term used and not defined herein has the meaning given to it in the Proxy Statement or the appendices thereto (including the Agreement). We have also assumed that the transactions contemplated by the Agreement will be consummated in accordance therewith and as described in the Proxy Statement.
All section references below are to the Internal Revenue Code of 1986.

Based upon and subject to the foregoing, we are of the opinion that:

          (1) The Merger will constitute a "reorganization" within the meaning of Section 368(a)(1)(A).

          (2) No gain or loss will be recognized by the shareholders of SWVA upon the receipt of solely FNB common stock in exchange for their SWVA stock (Section 354(a)(1)). However, a SWVA shareholder who receives FNB stock and cash in exchange for his SWVA common stock will recognize gain, if any, but not in excess of the amount of such cash (Section 356(a)(1)).
     If the exchange has the effect of the distribution of a dividend
     (determined with the application of Section 318(a)), the amount of gain
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     recognized that is not in excess of the SWVA shareholder's ratable share of accumulated earnings in profits will be treated as a dividend (Section 356(a)(2)). The determination of whether the exchange has the effect of the distribution of a dividend will be made in accordance with the principles set forth in Commissioner v. Clark, 109 S. Ct. 1455 (1989). The remainder, if any, of the gain recognized on such exchange will be treated as gain from the exchange of property. No loss will be recognized on the exchange (Section 356(c)).

          (3) The basis of the FNB common stock received by a SWVA shareholder will be the same as the basis of the FNB stock that was exchanged therefor, decreased by the amount of any cash received and increased by the sum of
     (i) the amount treated as a dividend and (ii) any gain recognized on the exchange (not including any portion of the gain that was treated as a dividend) (Section 358(a)(1)).

          (4) The holding period of the FNB common stock received by a SWVA shareholder will include the period during which the SWVA stock surrendered in exchange therefor was held by the SWVA shareholder, provided that the SWVA stock surrendered was a capital asset in the hands of the SWVA shareholder on the Effective Date (Section 1223(1)).

          (5) Where a SWVA shareholder receives solely cash in exchange for his SWVA common stock, such cash should be treated as received by that shareholder as a distribution in redemption of his SWVA common stock subject to the conditions and limitations of Section 302. Where, as a result of such distribution, a shareholder neither owns any stock of FNB directly, nor is deemed to own any such stock under the constructive ownership rules of Section 318(a), the redemption should be treated as a complete termination of interest within the meaning of Section 302(b)(3), and should be treated as a distribution full payment in exchange for the stock redeemed as provided in Section 302(a). Gain or loss should be realized and recognized to such shareholder measured by the difference between the redemption price and the adjusted basis of the SWVA shares surrendered as determined under Section 1011(Rev. Rul. 74-515, 1974-2 C.B.
     118). Provided the SWVA stock is a capital asset in the hands of such shareholder, the gain or loss, if any, should constitute capital gain or loss subject to the provisions of subchapter P of Chapter 1 of the Internal Revenue Code.

          (6) The payment of cash to SWVA shareholders in lieu of fractional share interests of FNB common stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by FNB. Such cash payments will be treated as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) (Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41-1977-2 C.B. 574).

          (7) For purposes of (2) and (5) above, although there is no controlling precedent, it is likely that the Merger and the additional merger of CNB Holdings, Inc. with and into FNB will be aggregated and treated as a single integrated transaction. In such case, the principles of Commissioner v. Clark, supra, and Section 302 would likely be applied by taking into account a shareholder's actual and constructive ownership of stock, if any, in SWVA, CNB and FNB both before and after the mergers.
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     This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court considering the issues. Also, future changes in federal income tax laws and the interpretation thereof can have retroactive effect.

     Further, this opinion does not address the tax consequences that may be relevant to particular categories of shareholders subject to special treatment under the federal income tax laws, such as shareholders who are dealers or traders in securities or who mark securities to market, financial institutions, insurance companies, tax-exempt organizations, persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts), or are subject to the alternative minimum tax (to the extent that tax affects the tax consequences), or are subject to the golden parachute provisions of the Code (to the extent that tax effects the tax consequences), or shareholders who acquired SWVA common stock pursuant to employee stock options or otherwise as compensation, who do not hold their shares as capital assets, or who hold their shares as part of a "straddle" or "conversion transaction" or constructive sale or other integrated transaction.


     We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to us under the caption "Material Federal Income Tax Consequences of the Merger" and elsewhere in the Proxy Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.


                         Very truly yours,